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RECEIVED
2017 FEB 15 PM 1:37
SEC / TM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 15 2017
Washington DC
406

SEC FILE NUMBER
8-44874

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER **MONEX SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 LOUISIANA STREET, SUITE 1240
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ruben Contreras 713-877-8234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EEPB, P.C.
(Name – *if individual, state last, first, middle name*)

2950 North Loop West, STE 1200	Houston	TX	77092
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AMB

OATH OR AFFIRMATION

I, Ruben Contreras, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MONEX SECURITIES, INC., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LESLY SANDRA DELGADO
Notary ID # 128978677
My Commission Expires
May 7, 2020

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONEX SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2016

CONTENTS

EEPB P.C.
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of MONEX SECURITIES, INC.

We have audited the accompanying statement of financial condition of MONEX SECURITIES, INC. as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of MONEX SECURITIES, INC.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MONEX SECURITIES, INC. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of MONEX SECURITIES, INC.'s financial statements. The supplemental information is the responsibility of MONEX SECURITIES, INC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB, P.C.

EEPB, P.C.
Houston, Texas
January 20, 2017

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

MONEX SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

CURRENT ASSETS		
Cash	$	97,480
Marketable securities		110,162
Receivable from clearing broker/dealer		2,829,488
Commissions receivable		422,659
Employee receivable		101,251
Deposit held by clearing brokers, restricted		100,000
Income tax receivable		11,665
Other assets		131,349
TOTAL CURRENT ASSETS		3,804,054
Property and equipment, net		166,978
TOTAL ASSETS	$	3,971,032

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Commissions payable	$	192,285
Accounts payable and accrued liabilities		284,261
Accrued income taxes		19,389
Current portion deffered rent		19,558
TOTAL CURRENT LIABILITIES		515,493
Deferred income tax liability		25,187
Deferred rent		73,343
TOTAL LIABILITIES		614,023
STOCKHOLDER'S EQUITY		
Common stock, 1,000 shares authorized, issued, outstanding, $0.01 par value		10
Additional paid-in capital		3,354,169
Retained earnings		2,830
TOTAL STOCKHOLDER'S EQUITY		3,357,009
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,971,032

The accompanying notes are an integral part of these financial statements.

MONEX SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES		
Commission income	$	4,161,063
Other income		348,781
TOTAL REVENUES		4,509,844
EXPENSES		
Compensation paid to foreign finders		428,420
Employee compensation and benefits		2,913,118
Clearing, execution and commission fees		58,771
Rent and equipment		240,757
Communications		122,800
Regulatory fees		33,992
Professional fees		164,507
Administrative and other expenses		238,409
TOTAL EXPENSES		4,200,774
INCOME BEFORE INCOME TAXES		309,070
PROVISION FOR INCOME TAXES		116,482
NET INCOME	$	192,588

The accompanying notes are an integral part of these financial statements.

MONEX SECURITIES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2015	1,000	$ 10	$ 3,354,169	$ 305,242	$ 3,659,421
Distributions				(495,000)	(495,000)
Net Income				192,588	192,588
BALANCE AT DECEMBER 31, 2016	1,000	$ 10	$ 3,354,169	$ 2,830	$ 3,357,009

The accompanying notes are an integral part of these financial statements.

MONEX SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	192,588
Adjustments to net income, for noncash transactions	
Depreciation	47,387
Realized gain on marketable securities	(5,443)
Net increase or decrease in assets and liabilities	
Receivable from clearing broker/dealer	154,764
Commissions receivable	31,161
Employee receivable	19,850
Income tax receivable	115,644
Other assets	(95,784)
Accounts payable and accrued expenses	160,657
Commissions payable	(2,320)
Deferred income taxes	(6,737)
Accrued income taxes	(10,723)
NET CASH USED IN OPERATING ACTIVITIES	601,044
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of marketable securities	(37,690)
Proceeds from sales of marketable securities	70,981
Purchases of property and equipment	(120,472)
NET CASH PROVIDED BY INVESTING ACTIVITIES	(87,181)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(495,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(495,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	18,863
CASH AND CASH EQUIVALENTS, beginning of year	78,617
CASH AND CASH EQUIVALENTS, end of year	$ 97,480
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Income taxes paid	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

MONEX SECURITIES, INC. ("the Company"), a Delaware corporation, is a wholly-owned subsidiary of Monex Casa de Bolsa, S.A. de C.V. (Parent), a Mexican corporation and registered Mexican broker. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's management and administrative operations are located in Texas and related sales activities are conducted primarily in Mexico. The Company's customers are primarily individuals and institutions located throughout Mexico.

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions

As an agent, in the normal course of business, the Company enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in income in the period they are incurred. The Company did not record any net realized or unrealized foreign currency losses during 2016. For the purposes of reporting cash flows, the Company has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Cash Equivalents

Money market funds and highly liquid investments, generally government obligations and commercial paper, with an original maturity of three months or less that are not held for sale in the ordinary course of business, if any, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows. From time to time, cash balances exceed federally insured limits at certain financial institutions. The Company has not incurred any losses to date regarding these balances.

Marketable Securities

Marketable securities held for trading purposes are recorded at fair value. The increase or decrease in fair value is credited or charged to operations. Realized and unrealized gain on marketable securities of $5,443 are reflected in the accompanying statement of income in other income.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of five to seven years. Maintenance and repairs are charged to operations as incurred.

Security Transactions

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities are computed using the first-in, first-out method.

Income Taxes

The Company files its income tax return on a separate company basis.

The Company records its federal and state tax liabilities in accordance with FASB Accounting Standards Codification Topic 740-10, "Accounting for Income Taxes". The Company uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

The Company's deferred tax liability represents the tax effects of taxable temporary differences in book and tax reporting. The taxable temporary differences consist of depreciation methods and lives.

Risks and Uncertainties

Securities owned and securities sold, not yet purchased are recorded at fair value and have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of these securities could have a significant impact on the Company's results of operations for any particular year.

Advertising Costs

The Company expenses advertising costs as incurred. The Company did not incur any advertising costs during 2016.

NOTE 2: TRANSACTIONS WITH CLEARING BROKER/DEALER

The Company's clearing broker/dealer is a national United States clearing broker/dealer. The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital and net capital requirements of $2,508,921 and $250,000 respectively. The Company's net capital ratio was 0.24 to 1.

NOTE 4: FAIR VALUE MEASUREMENT

Fair value measurement when applicable is reported in accordance with FASB Accounting Standards Codification Topic 820-10, "Fair Value Measurements". ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3: Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

NOTE 4: FAIR VALUE MEASUREMENT *(Continued)*

The following is a description of the valuation methodology used for the assets measured at fair value as of December 31, 2016:

Mexican government agency securities: Valued in a manner using dealer quotations. Depending on market activity levels and whether quotations or other data are used, these securities are typically categorized in level 1 or level 2 of the fair value hierarchy.

Corporate Bonds: Valued at the closing price reported on the active market on which the individual bonds are traded.

Structured Notes: Valued at the closing price reported on the active market on which they are traded.

The following table summarizes the valuation of the Company's financial instruments by ASC 820-10 pricing levels as of December 31, 2016:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2016
Foreign government agency bonds	$ 1,080	$ -	$ -	$ 1,080
Corporate bonds	104,340	-	-	104,340
Structured Note	-	4,742	-	4,742
	$ 105,420	$ 4,742	$ -	$ 110,162

The bonds mature at various dates, ranging from August 2018 to September 2088.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company entered into a services agreement with Monex Asset Management, Inc. (MAMI), an entity under common ownership, in February 2009. This agreement requires the Company to provide administrative services to MAMI. The term of the agreement is indefinite and may be terminated by either party with 30 days written notice. The total service fees earned under this agreement for the year ended December 31, 2016 was $81,600. In addition, the Company gets reimbursed for

NOTE 5: RELATED PARTY TRANSACTIONS *(Continued)*

commissions paid to employees on MAMI's behalf. Total commissions reimbursed for the year ended December 31, 2016 was $241,664. As of December 31,2016, the total amount receivable from MAMI was $89,857.

The Company, occasionally has transactions with other related entities. As of December 31,2016, the Company had advanced money to a related entity in the amount of $24,910.

NOTE 6: INCOME TAXES

The provision for income taxes is as follows for the year ended December 31, 2016:

Federal	
Current tax expense	$ 115,643
Deferred tax expense (benefit)	(6,737)
Total federal tax expense	108,906
State	
Current tax expense	7,576
Total provision for income taxes	$ 116,482

The Company accounts for uncertainty in income taxes in accordance with FASB ASC 740-10, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company files income tax returns in the U.S. federal jurisdiction and state of Texas. The Company's federal income tax returns for tax years 2013 and beyond remain subject to examination by the Internal Revenue Service. The Company's Texas Gross Margin tax returns for the tax years 2013 and beyond remain subject to examination by the state of Texas.

The Company did not have unrecognized tax benefits as of December 31, 2016 and does not expect this to change significantly over the next 12 months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a

NOTE 6: INCOME TAXES *(Continued)*

component of income tax expense in accordance with ASC 740-10-25. As of December 31, 2016, the Company has not accrued interest or penalties related to uncertain tax positions.

NOTE 7: PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following at December 31, 2016:

Furniture, fixtures, and equipment	$	440.115
Accumulated depreciation		(273,137)
	$	166,978

Depreciation expense for the year was $47,387 and was recorded as rent and equipment expense in the accompanying financial statement.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space under operating leases that expire on April 30, 2017 and September 30, 2021. Rent expense under these leases was $179,992 for the year ended December 31, 2016.

Future minimum lease payments for years ending December 31 are as follows:

Year	Amount
2017	$98,523
2018	101,479
2019	104,524
2020	107,659
2021	82,548
Total	$ 494,733

Security transactions

The Company executes securities transactions on behalf of its customers. If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the

NOTE 8: COMMITMENTS AND CONTINGENCIES *(Continued)*

Company may sustain a loss if the market value of the security contract is different from the contract value of the transaction. The Company does not expect nonperformance by customers or counterparties.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2016, the Company has no recorded liabilities with regard to the right. During 2016, the Company did not pay the clearing brokers any amounts related to these guarantees.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Other

During the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred.

The Company as a normal course of business has unasserted and asserted claims as a result of lawsuits and regulatory investigations. In accordance with ASC 450-20-25, management evaluates these claims including consultation with legal counsel to determine if the ultimate outcome and monetary obligations are remote or reasonably possible, or probable and estimable. Based on management's evaluation of the claim, the Company will record an accrual of the estimated liability for probable unfavorable outcomes or no accrual for remote or reasonably possible claims.

NOTE 9: SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the year ended December 31, 2016. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2016.

NOTE 10: SUBSEQUENT EVENTS

Subsequent events were evaluated from January 1, 2017 through January 20, 2017, which is the date the financial statements were available to be issued. No reportable subsequent events were noted.

SUPPLEMENTAL INFORMATION

MONEX SECURITIES, INC.

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

Net capital:	
Total stockholder's equity	$ 3,357,009
Reductions and charges:	
Nonallowable assets:	
Commissions receivable	422,659
Employee receivable	101,251
Property and equipment, net	166,978
Income tax receivable	11,665
Other assets	131,349
Total nonallowable assets and charges, net	833,902
Excess fidelity bond deductible	-
Net capital before haircuts on security positions	2,523,107
Haircuts on security positions	14,186
Net capital	$ 2,508,921
Aggregate indebtedness	
Accounts payable and accrued expenses	377,162
Commissions payable	192,285
Accrued income taxes	19,389
Deferred tax	25,187
Total aggregate indebtedness	$ 614,023
Computation of basic net capital requirement	
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $250,000)	$ 250,000
Excess net capital	$ 2,258,921
Ratio of aggregate indebtedness to net capital	0.24

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Monex Securities, Inc. and included in the Company's unaudited Part II A Focus report filing as of December 31, 2016.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Monex Securities, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2016 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2016.

monex
Securities

Member FINRA | SIPC | NFA

Exemption Report

Monex Securities, Inc. Assertions

We confirm, to the best of our knowledge and belief, that:

1. Monex Securities, Inc. claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the year ended December 31, 2016.

2. Monex Securities, Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the year ended December 31, 2016 without exception.

Sincerely,

Ruben Contreras
Chief Financial Officer

Date: January 20, 2017

EEPB P.C.
CPAs & BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' EXEMPTION REVIEW REPORT

Board of Directors
MONEX SECURITIES, INC.
Houston, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MONEX SECURITIES, INC. identified the following provisions of 17 C.F.R. §15c3-3(k) under which MONEX SECURITIES, INC. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) MONEX SECURITIES, INC. stated that MONEX SECURITIES, INC. met the identified exemption provisions throughout the most recent fiscal year without exception. MONEX SECURITIES, INC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MONEX SECURITIES, INC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EEPB, P.C.

EEPB, P.C.

Houston, Texas

January 20, 2017

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International